Exhibit (a)(5)(C)

Navios Holdings

Exchange Offer and Consent Solicitation

19 September 2016

Hello.

On September 19, 2016 Navios Maritime Holdings Inc. commenced an offer to exchange for cash and/or newly issued shares of Navios Maritime Holdings’ common stock for

Any and all outstanding American Depositary Shares, representing an interest in

1.	8.75% series G cumulative redeemable perpetual preferred stock and

2.	8.625% series H cumulative redeemable perpetual preferred stock

and

3.	As part of this exchange offer, Navios Maritime Holdings Inc. commenced a consent to amend and restate the certificate of designation for each series of preferred stock.

The Series G ADS holders may elect to receive any combination of A) cash consideration, representing a premium of 10% to the 20-day Volume Weighted Average Trading Price of the series G ADS and/or B) Stock consideration, representing a premium of 5% to the 20-day Volume Weighted Average Trading Price of the series G ADS.

The Series H ADS holders may also elect to receive any combination of A) cash consideration, representing a premium of 10% to the 20-day Volume Weighted Average Trading Price of the series H ADS and/or B) Stock consideration, representing a premium of 5% to the 20-day Volume Weighted Average Trading Price of the series H ADS.

The exchange consideration represents a significant premium over the year to date volume weighted average trading price for both the series of ADSs.

The exchange offer will require a minimum participation of 66 and a 2/3% of the Series G ADS and a 66 and a 2/3% of the Series H ADS. No more than

Additionally, the exchange offer is subject to a consideration limitation whereby no more than 50% of the ADSs tendered will receive cash. ADSs tendered in excess of the 50% cash limitation will receive shares. There is no limitation on ADSs tendered for stock.

A successful exchange offer will benefit all shareholders as it would optimize the long term capital structure of the company, align common shareholders’ interests for continued growth and eliminate all preferred stock voting rights and restrictive covenants.

A successful exchange affords an alternative for the ADS holders by providing an exchanging holder with the growth potential and liquidity of the Common Stock as well as payment in cash versus the low liquidity of the preferreds where only about half a million shares and 1 million shares have traded in the series G and series H ADSs respectively in the last two months.

The Exchange Offer will eliminate the Company’s large and growing financial obligation to the holders of the Series G ADSs or Series H ADSs and will increase cash available to all stockholders in the future.

The exchange offer will expire on October 17, 2016 at 11:59 PM

All questions on the exchange offer should be directed to Navios Holdings at 212 223 7009 or via the website www.navios.com/exchangeoffer or to the information agent, Georgeson at toll free number 888 607 9252 or via email Navios@georgeson.com.

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